SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                         0-27889
                                                                    ------------
                                                                    CUSIP NUMBER
                                                                     301942 10 8

                           NOTIFICATION OF LATE FILING

 (Check One) : [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
               [ ] Form N-SAR


                        For Period Ended: MARCH 31, 2001

                           [   ]    Transition Report on Form 10-K
                           [   ]    Transition Report on Form 20-F
                           [   ]    Transition Report on Form 11-K
                           [   ]    Transition Report on Form 10-Q
                           [   ]    Transition Report on Form N-SAR

           For the Transition Period Ended: _________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
PLEASE PRINT OR TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

    ------------------------------------------------------------------------

                         PART I - REGISTRANT INFORMATION

                          Eye Care International, Inc.
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Full name of registrant


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Former name if applicable

                       1511 N. Westshore Blvd., Suite 925
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Address of principal executive office (STREET AND NUMBER)

                              Tampa, Florida 33607
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City, state and zip code

                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)          The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)          The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)          The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

The Registrant has a small staff and has not yet received from its independent accountant audit adjustments for the year 2000, which will effect the financials for the current 10-QSB. Registrant will not be able to complete said report until the adjustments are received and will not be able to complete the report, on a timely basis, without unreasonable effort or expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


         JAMES L. KOENIG            813                       289-5552
         ---------------            ---                       --------
         (Name)                     (Area Code)               (Phone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [ ]  Yes         [X]  No (Form10-KSB)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ]  Yes         [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Eye Care International, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:                                         By:
        May 15, 2001                               James L. Koenig
        -----------------------                    -----------------------------
                                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
                          Federal criminal violations
                              (SEE 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                          EYE CARE INTERNATIONAL, INC.
                             SEC FILE NUMBER 0-27889

                           RESPONSE TO PART II, ITEM C

         We are now completing our work on the audit of the Registrant's financial statements for the year ended December 31, 2000, because we had not received sufficient evidential matter on a timely basis in order to form an opinion. The audit will be completed this week and audit adjustments, which will affect the 2001 financials, will be given to the Registrant. In addition, a review of the financials for the quarter ended March 31, 2001 will not have been completed by the due date of the Form 10-QSB.

May 14, 2001                                  /s/  Philip J. Elenidis & Company


984 N. Broadway
Yonkers, NY  10701
(914) 965-1002